UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013.

Commission File Number 000-54313

TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD.
(Registrant)

Date February 13, 2013	By:	/s/ Mark Saxon
Mark Saxon, President and CEO

  Tasman Metals Ltd.

PRESIDENT’S REPORT TO SHAREHOLDERS
NOTICE OF ANNUAL GENERAL MEETING
MANAGEMENT PROXY CIRCULAR

FOR THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD

THURSDAY, MARCH 14, 2013
11:00 A.M. (PACIFIC)
SUITE 1305, 1090 WEST GEORGIA STREET
VANCOUVER, BRITISH COLUMBIA

TASMAN METALS LIMITED
President’s Report to the Shareholders

I am pleased to present the President's Report for Tasman Metals Ltd’s (“Tasman”) third year of operation.  The Company’s focus remains firmly on development of the 100% owned Norra Kärr heavy rare earth element (REE) and zirconium project in southern Sweden.  Norra Kärr is one of the stand out projects in the rare earth sector, being the 4th largest by contained heavy rare earth elements, with one of the highest percentage of high value heavy rare earth elements amongst advanced projects, and with the benefit of well developed existing infrastructure.

Norra Kärr is emerging as the answer to European rare earth element security, as it is the only NI43-101 compliant resource for REE’s within the European Union.  For European high-tech and green-tech industries, Norra Karr can provide long term REE supply with little currency, political or transport risk.

Market conditions have been challenging during the past 12 months, particularly in the rare earth element sector where prices of the metals have fallen significantly.  Despite this, the year has been one of milestones for Tasman.  The year saw the release of the Preliminary Economic Assessment (PEA) for Norra Karr, which defined for the first time the operating assumptions and net present value of the project.  This was particularly notable coming only a little over 2 years since discovery, and integrated a significant amount of technical data.

PEA Financial Highlights Include:
•	$1,464 million before-tax value (NPV at 10% discount rate);
•	49.6% before-tax Internal Rate of Return (IRR);
•	Before-tax payback period of 2.6 years;
•	$5.3 Billion in revenue over the first 20 years and $10.9 billion over the 40 year life of mine;
•	Initial capital expenditures of $290 million (including contingency of $66.82 million or 30%);

REE prices used in the PEA financial model were lower than current prices.

Furthermore, the year saw the completion of an extensive drilling program, a wide range of metallurgical testing, a broad reaching environmental monitoring program and submission of a Mining Lease application that shall once granted give Tasman long term ownership of the Norra Karr deposit.

Tasman maintains a strong cash position with focussed and experienced management. The Company is well placed to provide Europe with a robust supply option for rare earth elements.  Through Norra Karr, the metals we rely upon for the next generation of technology, energy efficiency and medicine can be produced in a environmentally and culturally sustainable way, under first world conditions for at least 40 years.

We look forward to the year ahead, with anticipated milestones including delivery of a pre-feasibility study (PFS).

On behalf of the Board of Directors, I would like to thank our highly capable staff and consultants for their dedicated efforts during the year and our shareholders and stakeholders for your continued support.

“Mark Saxon”

Mark Saxon
President and CEO
Vancouver, British Columbia Canada,
February 6, 2013

TASMAN METALS LTD.
(the “Corporation”)

2013 Request for Annual and Interim Financial Statements

National Instrument 51-102 requires the Company to send annually to the registered holders and beneficial owners of its securities (“Securityholders”) a form to allow Securityholders to request a copy of the Company’s annual financial statements and related MD&A and/or interim financial statements and related MD&A.  These documents will be accessible under the Issuer profile of Tasman Metals Ltd. at www.sedar.com. However, if you wish to receive these documents by mail, please complete and return this form to:

TASMAN METALS LTD.
 #1305 – 1090 West Georgia Street
Vancouver, BC   V6E 3V7

The undersigned Securityholder hereby elects to receive or not receive:

[ ] Yes [ ] No	Interim Financial Statements for the first, second and third financial quarters of 2013 and the related MD&A;

--- and / or ---

[ ] Yes [ ] No	Annual Financial Statements for the fiscal year ended August 31, 2013 and related MD&A.

Please note that a request form will be mailed each year and Securityholders must return such form each year to receive the documents indicated above.

Name:

Address:

Postal Code:

I confirm that I am a: [  ] registered shareholder  OR [  ] beneficial shareholder of the Corporation.

Signature of Securityholder:	Date:

ISIN: CA87652B1031 / CUSIP: 87652B103

TASMAN METALS LTD.
#1305 - 1090 West Georgia Street
Vancouver, BC    V6E 3V7

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Tasman Metals Ltd. (the “Corporation”) will be held at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, on Thursday, the 14th day of March, 2013, at the hour of 11:00 a.m. (Pacific), for the following purposes:

1.	To receive the President's Report to the Shareholders;

2.
To receive the audited financial statements of the Corporation for the fiscal year ended August 31, 2012 (with comparative statements relating to the preceding fiscal period) together with the related Management Discussion and Analysis and report of the Auditors thereon;

3.	To set the number of directors;

4.	To elect directors;

5.	To appoint auditors and to authorize the directors to fix their remuneration;

6.
To consider and, if thought fit, to pass an ordinary resolution to ratify, confirm and approve the Corporation's stock option plan, as more particularly described in the accompanying information circular dated February 6, 2013; and

7.	To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is the President's Report referred to in item 1 above, a Management Information Circular, a Form of Proxy and an Annual Request for Financial Statements Form. The accompanying Management Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

Only Shareholders of record on February 6, 2013 are entitled to receive notice of and vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice. Please advise the Corporation of any change in your mailing address.

DATED at Vancouver, British Columbia on February 6, 2013.

By Order of the Board of Directors

“Mark Saxon”

Mark Saxon,
President & CEO

TASMAN METALS LTD.
(the "Corporation")

Suite 1305 - 1090 W. Georgia Street
Vancouver, British Columbia, Canada

INFORMATION CIRCULAR

(Containing information as at February 6, 2013 unless indicated otherwise)

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF THE CORPORATION FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE CORPORATION (AND ANY ADJOURNMENT THEREOF) (THE "MEETING") TO BE HELD ON THURSDAY, MARCH 14, 2013 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Corporation at nominal cost.  All costs of solicitation by management will be borne by the Corporation.

THE CONTENTS AND THE SENDING OF THIS INFORMATION CIRCULAR HAVE BEEN APPROVED BY THE DIRECTORS OF THE CORPORATION.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors and/or officers of the Corporation.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc., Attention:  Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775, (the "Transfer Agent") not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the head office of the Corporation, at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, at any time up to and including the last business day preceding the day of the Meeting or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR BENEFICIAL SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Corporation are “non-registered” shareholders because the common shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency.  Shareholders who do not hold their common shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered shareholders may vote at the Meeting.  If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder’s name on the records of the Corporation.  Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such common shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depositary Services Inc., which company acts as nominee for many Canadian brokerage firms).  Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting common shares for the brokers’ clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  Often the proxy supplied to a Beneficial Shareholder by its broker is identical to the proxy provided by the Corporation to the registered shareholders.  However, its purpose is limited to instructing the registered shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example).  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting.  A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote common shares directly at the Meeting.  The voting instruction form must be returned to Broadridge (or instructions respecting the voting of common shares must be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted.

This Information Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders.  Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”).  Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents.  Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via Broadridge) to such NOBOs.  If you are a Beneficial Shareholder, and the Corporation or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

The Corporation has decided to take advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBOs.  By choosing to send these materials to you directly, the Corporation (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  As a result, if you are a NOBO of the Corporation, you can expect to receive a scannable Voting Instruction Form (“VIF”) from the Transfer Agent.  Please complete and return the VIF to the Transfer Agent in the envelope provided or by facsimile.  In addition, telephone voting and internet voting can be found in the VIF.  The Transfer Agent will tabulate the results of the VIFs received from the Corporation’s NOBOs and will provide appropriate instructions at the Meeting with respect to the common shares represented by the VIFs they receive.

The Corporation’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the

VIF provided to them and return the same to their broker (or the broker’s agent) or Broadridge in accordance with the instructions provided by such broker or Broadridge.

All references to shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy WILL BE VOTED FOR ALL MATTERS TO BE VOTED ON AT THE MEETING AS SET OUT IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED, OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED, BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Issued and outstanding: 60,745,982 common shares without par value
Authorized capital: unlimited common shares without par value

Only shareholders of record at the close of business on February 6, 2013 (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at the Transfer Agent and at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation as of the close of business on February 6, 2013.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of D & H Group LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until his/her successor is elected or appointed, unless his/her office is earlier vacated in accordance with the Articles of the Corporation, or with the provisions of the Business Corporations Act (British Columbia).

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he/she is ordinarily resident, all offices of the Corporation now held by him/her, his/her principal occupation, the period of time for which he/she has been a director of the Corporation, and the number of shares of the Corporation beneficially owned by him/her, directly or indirectly, or over which he/she exercises control or direction, as at the date hereof.

Name, Position and Country of Residence(1)	Principal Occupation and if not at present an elected Director, Occupation during the past five years(1)	Director Since	No. of Shares beneficially held(2)
MARK SAXON President, Chief Executive Officer (“CEO”) & Director (resident of Victoria, Australia)
Professional Geologist.  President and CEO of the Corporation. Founding director of Darwin Resources Corp. and Mawson Resources Limited, a TSX-listed mineral exploration company.  Mr. Saxon has over 19 years of experience working as a professional geologist, including being the senior geologist of Pasminco Australia Ltd., a mining company, from 1992 to 2001.  He graduated from the University of Melbourne in 1991 with a First Class Bachelor of Science (Hons) in Geology.  In 2006, Mr. Saxon achieved a Graduate Diploma of Applied Finance and Investment through the Financial Services Institute of Australia.  He is a Fellow of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.
		October 22, 2009	2,711,632(3)

Name, Position and Country of Residence(1)	Principal Occupation and if not at present an elected Director, Occupation during the past five years(1)	Director Since	No. of Shares beneficially held(2)
NICK DEMARE Chief Financial Officer & Director (resident of British Columbia, Canada)
Chartered Accountant.  President of Chase Management Ltd. (“Chase”) since 1991.  Chase is a private company which provides accounting, management, securities regulatory compliance and corporate secretarial services to companies listed on the TSX Venture Exchange (the “TSXV”) or The Toronto Stock Exchange (the “TSX”) and its predecessors.  He also serves as an officer and/or director of a number of publicly listed companies.  Mr. DeMare holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia.
		October 22, 2009	2,746,559
DAVID HENSTRIDGE (4), (6), (7) and (8) Non-Executive Chairman & Director (resident of Victoria, Australia)	Professional Geologist for over 40 years. President and CEO of Tumi Resources Limited (“Tumi”) from January 2000 to January 2013. Founding director of the Corporation, Tumi, Mawson Resources Limited and Tinka Resources Limited. Mr. Henstridge has a B.Sc. (Hons) in Geology and is a Fellow of the Australasian Institute of Mining and Metallurgy and a Member of the both the Australian Institute of Geoscientists and the Geological Society of Australia.	October 22, 2009	2,655,088
MICHAEL HUDSON Director (resident of Victoria, Australia)
Professional Geologist.  President CEO, Chairman and a founding director of Mawson Resources Limited   Mr. Hudson, who is a founding director of the Corporation, graduated from the University of Melbourne in 1991 with a B.Sc. (Hons) in Geology and holds a Graduate Diploma of Applied Finance and Investment through the Financial Services Institute of Australia (FINSIA) obtained in 2005. He is a Fellow of the Australasian Institute of Mining and Metallurgy and Member of both the Society for Economic Geologists and Australian Institute of Geoscientists.

		October 22, 2009	2,686,652 (5)

Name, Position and Country of Residence(1)	Principal Occupation and if not at present an elected Director, Occupation during the past five years(1)	Director Since	No. of Shares beneficially held(2)
ROBERT G. ATKINSON (4) , (6), (7) and (8) Director (resident of British Columbia, Canada)	Self-employed businessman, Vice Chairman of Spur Ventures; Director of Sprott Resource Lending Corp.	October 22, 2009	573,272
GILLYEARD (GIL) LEATHLEY (4), (6), (7) and (8) Director (resident of British Columbia, Canada)	Independent mining consultant from January 2000 to present.	September 13, 2011	12,000

NOTES:

(1)	The information as to country of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(2)
The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(3)
Of this total, 2,380,546 shares are held through Floresta Trust, a family trust of which Mark Saxon is the trustee and 56,086 shares are held through Ridley Super Fund, a trust fund of which Mark Saxon is the trustee.

(4)	Denotes member of Audit Committee.
(5)
Of this total, 2,355,546 shares are held through Elwood Partners Discretionary Trust, a family trust of which Michael Hudson is the trustee and 56,106 shares are held through Sultana Super Fund, a trust fund of which Michael Hundson is the trustee.

(6)	Denotes member of Compensation Committee.
(7)	Denotes member of Nominating Committee.
(8)	Denotes member of Corporate Governance Committee.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Corporation acting solely in such capacity.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed below, no director or executive officer of the Corporation is, as at the date hereof, or has been, within the 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any corporation (including the Corporation) that:

(a)
was subject to an order that was issued and which was in effect for a period of more than 30 consecutive days, while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to an order that was issued and which was in effect for a period of more than 30 consecutive days, after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a)
is, as at the date of this Information Circular, or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Corporation, or a shareholder holding a sufficient number of the Corporation’s securities to affect materially the control of the Corporation, has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Nick DeMare is a former independent director of Andean American Mining Corp. (“Andean American”). On August 2, 2007, the British Columbia Securities Commission (“BCSC”) issued Andean American a cease trade order for deficiencies in Andean American’s continuous disclosure material related to its resource properties and for deficiencies in a previously filed National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report. On October 22, 2007, Andean American filed an amended NI 43-101 technical report and issued a clarifying news release. The BCSC revoked the cease trade order and the shares resumed trading on October 24, 2007.

Nick DeMare is director and officer of Salazar Resources Limited (“Salazar”). On September 10, 2010, the BCSC issued Salazar a cease trade order for deficiencies in a previously filed NI 43-101 technical report.  On October 12, 2010, Salazar filed a new NI 43-101 technical report.  The BCSC revoked the cease trade order and the shares resumed trading on October 18, 2010.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Discussion and Analysis

 Compensation, Philosophy and Objectives

The board of directors (the “Board”) meets to discuss and determine management compensation, without reference to formal objectives, criteria or analysis.  The general objectives of the Corporation’s compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; (c) provide a compensation package that is commensurate with other junior mineral exploration companies to enable the Corporation to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account the constraints that the Corporation is under by virtue of the fact that it is a junior mineral exploration company without a history of earnings.

The Board, as a whole, ensures that total compensation paid to all Named Executive Officers (or NEOs), as hereinafter defined, is fair and reasonable.  The Compensation Committee recommends levels of executive compensation that are competitive and motivating, commensurate with the time spent by executive officers in meeting their obligations and reflective of compensation paid by companies similar in size and business to the Corporation.  While the members of the Compensation Committee do not have direct experience related to executive compensation, the Board relies on the experience of the members as officers and directors with other junior mining companies in assessing compensation levels.

 Analysis of Elements

Base salary is used to provide the Named Executive Officers a set amount of money during the year with the expectation that each Named Executive Officer will perform his responsibilities to the best of his ability and in the best interests of the Corporation.

The Corporation considers the granting of incentive stock options to be a significant component of executive compensation as it allows the Corporation to reward each NEO’s efforts to increase value for shareholders without requiring the Corporation to use cash from its treasury.  Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter.  The terms and conditions of the Corporation’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Corporation’s stock option plan (the “Option Plan”).

The Board has considered the implications of the risks associated with the Corporation's compensation practices. The Board acknowledges that the Corporation, as a junior natural resource company, does not presently generate any revenues, and that all management compensation to date has been derived solely from cash in the Corporation's treasury, acquired by way of equity financings to date, and the grant of incentive stock options to management personnel and employees. Salary compensation to the Named Executive Officers is provided for under verbal understandings or written consulting agreements with the Named Executive Officers' management companies.  The contract with Mark Saxon specifies the terms and monthly base salary rates which the Corporation is obligated to pay, subject to the termination provisions thereunder (See Termination and Change of Control Benefits, for details). Upon the occurrence of certain events, the Corporation's early termination of these contracts may also trigger additional balloon payments, which could adversely impact the Corporation's working capital. However, in order to provide necessary oversight and to mitigate against the risks posed by any management contracts, the Board has adhered to the policy of requiring all independent Board members to evaluate and approve of all executive compensation arrangements and awards prior to their commitment. The Board has also adopted a policy which requires the Compensation Committee to review the terms of executive level management contracts on an annual basis. At present, the Board has determined that the current executive compensation levels are not excessive, and are in line with other companies of similar stature.

Long Term Compensation and Option-Based Awards

The Corporation has no long-term incentive plans other than the Option Plan.  The Corporation’s directors and officers and certain consultants are entitled to participate in the Option Plan.  The Option Plan is designed to encourage share ownership and entrepreneurship on the part of the senior management and other employees.  The Board believes that the Option Plan aligns the interests of the NEOs and the Board with shareholders by linking a component of executive compensation to the longer term performance of the Corporation’s common shares.

Options are granted by the Board at the recommendation of the Compensation Committee. In monitoring or adjusting the option allotments, the Board takes into account its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value, previous option grants and the objectives set for the NEOs and the Board.  The scale of options is generally commensurate to the appropriate level of base compensation for each level of responsibility.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the Board with the assistance of the Compensation Committee also makes the following determinations:

•	parties who are entitled to participate in the Option Plan;

•
the exercise price for each stock option granted, subject to the provision that the exercise price cannot be lower than the prescribed discount permitted by the Toronto Stock Exchange (the “TSX”) from the market price on the date of grant;

•	the date on which each option is granted;

•	the vesting period, if any, for each stock option;

•	the other material terms and conditions of each stock option grant; and

•	any re-pricing or amendment to a stock option grant.

The Board and the Compensation Committee make these determinations subject to and in accordance with the provisions of the Option Plan.  The Board reviews and approves grants of options on an annual basis and periodically during a financial year.

There is no restriction on Named Executive Officers or directors regarding the purchase of financial instruments, including prepaid variable forward contracts, equity swaps, collars or units or exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held directly or indirectly by the Named Executive Officer or director for the financial year ended August 31, 2012.

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return for $100 invested in common shares of the Corporation from November 3, 2009 (date of commencement of trading) to August 31, 2012 with the cumulative total return of the S&P/TSXV Composite Index:

CUMULATIVE TOTAL SHAREHOLDER RETURNS TASMAN METALS LIMITED VS TSXV COMPOSITE INDEX

	November 3, 2009	August 31, 2010	August 31, 2011	August 31, 2012
TSM	100	202	656	260
S&P/TSXV Composite	100	108	116	108

The Corporation does not determine executive compensation based on the share price performance.  Overall the salaries or consulting fees payable to the NEOs, in particular to the Corporation’s CEO, have had a minor upward trend in order to provide competitive levels of compensation necessary to attract and maintain executive talent.

SUMMARY COMPENSATION TABLE

For the purposes of this Information Circular, a “Named Executive Officer”, or “NEO”, means each of the following individuals:

(a)	a CEO of the Corporation;

(b)	a chief financial officer (“CFO”) of the Corporation;

(c)
each of the Corporation’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 as determined in accordance with subsection 1.3(6) of Form 51-102F6, for the August 31, 2012 financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer, nor acting in a similar capacity at August 31, 2012.

During the financial year ended August 31, 2012, the Corporation had three (3) NEOs, namely: Mark Saxon, President and CEO, Nick DeMare, CFO and James Powell, Vice-President Corporate Development. The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Corporation and its subsidiaries for the financial years ended August 31, 2012, 2011 and 2010 in respect of the NEOs of the Corporation.  For the information concerning compensation related to previous years, please refer to the Corporation’s previous Management Proxy Circulars available at www.sedar.com:

Name and principal position	Year(1)	Salary ($)(2)	Option-based awards ($)(3)	All other compensation ($)	Total compensation ($)(2)
Mark Saxon President & CEO	2012 2011 2010	162,000 158,250 97,500	432,000 Nil 49,000	Nil Nil Nil	594,000 158,250 146,500
Nick DeMare CFO	2012 2011 2010	30,000 22,500 Nil	302,000 Nil 28,000	52,800(4) 62,675 58,850(4)	384,800 85,175 86,850
James Powell(5) Vice-President of Corporate Development	2012 2011 2010	Nil 19,912 N/A	196,735 234,864 N/A	151,009 Nil N/A	349,744 254,776 N/A

NOTES:

(1)	Financial years ended August 31.
(2)	All amounts shown were paid in Canadian currency, the reporting currency of the Corporation.
(3)
Figures represent the grant date fair value of the options.  The Corporation used the Black-Scholes option pricing model for calculating such fair value, as such model is commonly used by junior public companies.

(4)	Billed by Chase, a private company owned by Mr. DeMare, for administrative, accounting and management services provided and office rent.
(5)	Mr. Powell was appointed as Vice-President of Corporate Development on July 15, 2011.

INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards

The following table sets forth for the NEOs, the incentive stock options (option-based awards), pursuant to the Option Plan, outstanding as at August 31, 2012.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Mark Saxon	300,000	2.70	January 9, 2015	Nil
Nick DeMare	200,000(2)	2.13	January 9, 2015	Nil
James Powell	100,000 60,000	4.22 2.13	January 17, 2014 January 9, 2015	Nil Nil

NOTES:
(1)
This amount is calculated as the difference between the market value of the securities underlying the options on August 31, 2012, being the last trading day of the Corporation’s shares for the financial year, which was $1.56, and the exercise price of the option.

(2)	Includes 50,000 options granted to Chase.

Incentive Plan Awards – Value Vested or Earning During The Year

The following table sets forth for the NEOs, the value vested during the financial year ended on August 31, 2012 for options awarded under the Option Plan, as the value earned under non-equity incentive plans for the same period.

Name	Option-based awards – Value vested during the year ($) (1)	Non-equity incentive plan compensation - Value earned during the year ($)
Mark Saxon	432,000	Nil
Nick DeMare	302,000	Nil
James Powell	196,735	Nil

NOTES:

(1)
Figures represent the grant date fair value of the options.  The Corporation used the Black-Scholes option pricing model for calculating such fair value, as such model is commonly used by junior public companies.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Termination and Change of Control Benefits

Effective October 1, 2010, the Corporation has entered into a management agreement with Sierra Peru Pty Ltd., under which the Corporation has retained the services of Mr. Mark Saxon in the capacity of President and CEO of the Corporation for a monthly fee of $13,500 which shall continue until the agreement is terminated in accordance with the terms of the agreement.  In the event that Mr. Saxon's services are terminated by the Corporation without just cause or under a change of control of the Corporation, then the Corporation will be required to pay all accrued and unpaid compensation plus 24 months compensation.  If Mr. Saxon was terminated without cause, the amount payable to Mr. Saxon (if a triggering event occurred at the fiscal year end) would be:  $13,500 x 24 = $324,000 plus accrued compensation at August 31, 2012.

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors for the Corporation’s most recently completed financial year.

Name	Fees Earned ($)	Option-based awards ($)(1)	All other compensation ($)	Total ($)
David Henstridge	48,000	288,000	Nil	336,000
Michael Hudson	30,000	288,000	Nil	318,000
Robert G. Atkinson	12,000	147,000	Nil	159,000
Gillyeard Leathley	25,750	147,000	Nil	172,750
James Hutton(2)	6,000	283,000	Nil	289,000
Mark Saxon	See note(3)	-	-	-
Nick DeMare	See note(3)	-	-	-

NOTES:

(1)
Figures represent the grant date fair value of the options.  The Corporation used the Black-Scholes option pricing model for calculating such fair value, as such model is commonly used by junior public companies.

(2)	Mr. Hutton resigned as a director on July 26, 2012.
(3)	Messrs. Saxon and DeMare are NEOs and their compensation is disclosed in the Summary Compensation Table above. Messrs. Saxon and DeMare do not receive compensation for their services as directors.

Outstanding Option-Based Awards

The following table sets forth for each director all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

Name	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
David Henstridge	200,000	2.70	January 9, 2015	Nil
Michael Hudson	200,000	2.70	January 9, 2015	Nil
Robert G. Atkinson	50,000 50,000	2.13 1.87	January 9, 2015 May 3, 2015	Nil Nil
Gillyeard Leathley	100,000 50,000 50,000	3.37 2.13 1.87	September 13, 2014 January 9, 2015 May 3, 2015	Nil Nil Nil
James Hutton(2)	150,000 50,000	2.19 1.87	December 6, 2014 May 3, 2015	Nil Nil

NOTES:

(1)
Value is calculated based on the difference between the exercise price of the option and the closing price of the Corporation’s common shares on the TSXV on August 31, 2012, being the last trading day of the Corporation’s shares for the financial year, which was $1.56.

(2)	Effective July 26, 2012, Mr. Hutton resigned as a director of the Corporation. His options expired on October 26, 2012.

Incentive Plan Awards – Value Vested or Earned During The Year

The following table sets forth, for each director, other than those who are also NEOs of the Corporation, the value of all incentive plan awards vested during the year ended August 31, 2012.

Name	Option-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
David Henstridge	288,000	Nil
Michael Hudson	288,000	Nil
Robert G. Atkinson	147,000	Nil
Gillyeard Leathley	147,000	Nil
James Hutton(1)	283,000	Nil

(1)	Effective July 26, 2012, Mr. Hutton resigned as a director of the Corporation. His options expired on October 26, 2012.

A description of the significant terms of the Option Plan is found under the heading “Particulars of Matters to be Acted Upon – Ratification of Stock Option Plan”.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding compensation plans under which securities of the Corporation are authorized for issuance to directors, officers, employees and consultants in effect as of the end of the fiscal year ended August 31, 2012:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Securityholders	5,181,500	2.09	775,590(1)
Equity Compensation Plans Not Approved By Securityholders	Nil	Nil	Nil
Total	5,181,500	2.09	775,590

NOTE:

(1)
The Corporation currently has in place a "rolling" Option Plan whereby the maximum number of common shares that may be reserved for issuance pursuant to the Option Plan will not exceed 10% of the issued shares of the Corporation at the time of the stock option grant. See "Particulars of Other Matters to be Acted Upon – Ratification of Stock Option Plan" for further particulars of the Option Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE CORPORATION

No director or executive officer of the Corporation, proposed management nominee for election as a director of the Corporation or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Corporation or any of its subsidiaries at any time during the Corporation's last completed financial year, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the normal course of business of the Corporation or any of its affiliates, none of the directors or executive officers of the Corporation, a proposed management nominee for election as a director of the Corporation, any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Corporation nor an associate or affiliate of any of the foregoing persons had since September 1, 2011 (the commencement of the Corporation's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected the Corporation or any of its subsidiaries or in any proposed transaction which has or would materially affect the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or executive officer of the Corporation nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.  Directors and executive officers may, however, be interested in the general authorization granted to the directors with respect to the ratification of the Option Plan as detailed herein.

MANAGEMENT CONTRACTS

During the most recently completed financial year, no management functions of the Corporation were, to any substantial degree, performed by a person or company other than the directors or executive officers (or private companies controlled by them, either directly or indirectly) of the Corporation.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 Disclosure of Corporate Governance Practices requires the Corporation to disclose information about our corporate governance practices. This disclosure must be made in accordance with the corporate governance guidelines contained in National Policy 58-101 Corporate Governance Guidelines (the “Guidelines”).

The Board has adopted certain corporate governance policies to reflect our commitment to good corporate governance, and to comply with National Instrument 58-101.  The Board periodically reviews these policies and proposes modifications to the Board for consideration as appropriate.  The Board is directly responsible for developing our approach to corporate governance issues.

Board of Directors

National Instrument 52-110 – Audit Committees (“NI 52-110”) sets out the standard for director independence.  Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the company.  A material relationship is a relationship which could, in the view of the board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.  NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the company.

Applying the definition set out in NI 52-110, the Corporation has three independent directors, namely:  Messrs. David Henstridge, Robert Atkinson and Gillyeard Leathley.  The Corporation has three directors who are not independent, namely: Messrs. Mark Saxon, Nick DeMare and Michael Hudson.  Mr. Saxon, President and CEO and Mr. DeMare, CFO of the Corporation are not considered independent because they are officers of the Corporation.  Mr. Hudson, is also not considered independent because his company, Sierra Peru Pty Ltd., of which Mr. Saxon is also a principal, receives payment for Mr. Saxon’s services as President and CEO of the Corporation.

Pursuant to the rules of the NYSE-MKT, the Board must make a determination of those members of the Board who meet the independence requirements of the NYSE-MKT.  Accordingly, the Board has determined that Messrs. Leathley and Atkinson are considered independent under Section 803A of the NYSE-MKT Company Guide.

Independence of the Board

Given that a majority of the Board is not independent, in order to ensure that the Board exercises independent judgment in carrying out its responsibilities it:

(a)	appoints a chair of the Board who is not a member of management who has the responsibility to ensure the Board discharges its responsibilities; or

(b)           assigns this responsibility to an outside director known as the lead director.

The chair or lead director ensures that the Board:

(a)           understands the boundaries between the board and management responsibilities;

(b)           addresses its responsibilities under the Corporation’s Corporate Governance Policy; and

(c)           meets without management present.

A discussion of the Corporation's governance practices within the context of NI 58-101 is set out below:

Directorships

As of February 6, 2013, the following directors of the Corporation are also serving as directors of other reporting issuers, details of which are as follows:

Mark Saxon:  Darwin Resources Corp., Flinders Resources Limited and Mawson Resources Limited

Nick DeMare:  Aguila American Resources Ltd., Astral Mining Corp., CuOro Resources Corp., Cliffmont Resources Ltd., Darwin Resources Corp., East West Petroleum Corp., GGL Diamond Corp., Halo Resources Ltd.,  Hansa Resources Limited, Kola Mining Corp., Lariat Resources Ltd., Mawson Resources Limited, Mirasol Resources Ltd., Rochester Resources Ltd., Salazar Resources Limited, Flinders Resources Limited, Tinka Resources Limited and Tumi Resources Limited.

David Henstridge:  Mawson Resources Limited, Tinka Resources Limited and Tumi Resources Limited

Michael Hudson:  Darwin Resources Corp., Flinders Resources Limited and Mawson Resources Limited

Robert Atkinson:  Cassius Ventures Ltd., Flinders Resources Limited, Hansa Resources Limited and Spur Ventures Inc.

Gillyeard (Gil) Leathley:  Lariat Energy Ltd., Mawson Resources Limited and Sunward Resources Ltd.

The independent directors hold meetings at which non-independent directors and members of management are not in attendance.  However, all matters to date have been considered and settled by the full Board.  Where matters discussed may involve persons having a conflict of interest or potential conflict of interest, that person may not participate in or be permitted to hear the discussion of the matter at any meeting of directors except to disclose material facts and respond to questions.  A director having a conflict of interest or potential conflict of interest will not be counted in determining the presence of a quorum for purposes of the vote and will not vote on any resolution to approve the matter or be present in the meeting room when the vote is taken.  On occasions where it will be considered advisable, the Corporation’s independent directors may hold meetings at which non-independent directors and members of management are not in attendance.  The independent directors are able to exercise their responsibilities for independent oversight of management by virtue of forming half of the Board.

Nick DeMare, the Corporation’s CFO, generally chairs the meetings of the Board and actively seeks out the views of the independent directors on all Board matters.  This combined with the ability of the independent directors to meet as a group independently of any management directors whenever deemed necessary, provides and promotes the leadership of the Corporation’s independent directors.

The table below sets out the attendance of the directors at the eight Board meetings and the four Audit Committee meetings held since the beginning of the most recently completed financial year until the date hereof.

Director	Board Meetings	Audit Committee Meetings	Total Attendance
Mark Saxon	8	--	8
Nick DeMare	8	4(1)	12
David Henstridge	8	4	12
Michael Hudson	8	--	8
Robert Atkinson	8	4	12
Gillyeard Leathley	8	4	12

(1)	Mr. DeMare, the Corporation’s CFO, is an invited guest at each Audit Committee meeting so that he can present the financials and address the questions of the Committee members.

The Board does not have a written mandate.  However, it is required to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation.  The Board does this with the assistance of its Board Committees and together with the appropriate Board Committee actively oversees the development, adoption and implementation of the Corporation’s strategies and plans, including:

•	to the extent feasible, satisfying themselves as to the integrity of the CEO and other executive officers and that the executive officers create a culture of integrity throughout the Corporation,

•	the Corporation’s strategic planning process,

•	the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage risk,

•	the Corporation’s succession planning, including appointing, training and monitoring senior management,

•	the Corporation’s major business development initiatives,

•	the Corporation’s policies for communicating with shareholders and others, and

•	the general review of the Corporation’s results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board.  Such decisions will include:

•	approval of the annual capital budget and any material changes to the operating budget,

•	approval of the Corporation’s business plan,

•	acquisition of, or investments in new business,

•	changes in the nature of the Corporation’s business,

•	changes in senior management,

•	any transaction which is out of the ordinary course of business or could be considered to be material to the business of the Corporation; and

•	all matters as required under applicable law and stock exchange rules and regulations.

Position Descriptions

The Corporation does not have specific position descriptions for its Board members as any matters which have not been delegated specifically to senior management or to a committee are the responsibility of the full Board.

The Board and the CEO have not developed a written position description for the CEO, given the size and scope of operations of the Corporation.  The Corporation considers the CEO to be primarily responsible for carrying out all strategic plans and policies as established by the Board on an executive level.  The CEO reports to the Board and advises and makes recommendations to the Board.  The CEO facilitates communication between the Board and other members of management and employees, and between the Corporation and its shareholders.

The Board does not have a written position description for the Chairman given the size and scope of operations of the Corporation, but considers the Chairman to be primarily responsible for carrying out all strategic plans and policies as established by the Board on a Board level.  The Chairman generally chairs the meetings of the Board and actively seeks out the views of independent directors on all Board matters.

The board of directors has not developed a written position description for the Chair of the Audit Committee but considers the Chair to be responsible for setting the tone for the committee work, ensuring that members have the information needed to do their jobs, overseeing the logistics of the Audit Committee’s operations, reporting to the board of directors on the Audit Committee’s decisions and recommendations, setting the agenda and running and maintaining minutes of the meetings of the Audit Committee.

Orientation and Continuing Education

 The Corporation’s Corporate Governance Committee is responsible for reviewing and making recommendations to the Board regarding orientation and education programs to be undertaken for all new members of the Board and continuing education programs to be made available to members of the Board. Director orientation and on-going training may include presentations by senior management to familiarize directors with the Corporation’s strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.  On occasions where it is considered advisable, the Corporate Governance Committee provides individual directors with information regarding topics of general interest, such as fiduciary duties and continuous disclosure obligations.  The Board ensures that each director is up-to-date with current information regarding the business of the Corporation, the role the director is expected to fulfil and basic procedures and operations of the Board.  Board members are given access to management and other employees and advisors, who can answer any questions that may arise.  Regular technical presentations are made to the directors to keep them informed of the Corporation’s operations.

Ethical Business Conduct

On October 22, 2009, the Board adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the high standards of business conduct and ethics has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation or concerns to the Chair of the Audit Committee on a confidential and anonymous basis.  All complaints are to be forwarded to the Chair of the Audit Committee for investigation and corrective and disciplinary action, if appropriate.  The Corporation’s Whistleblower Policy was last amended on July 18, 2012 and is available on the Corporation’s website at www.tasmanmetals.com.

In addition to the Whistleblower Policy, the Board adopted a Code of Business Conduct and Ethics on September 23, 2011.  The Code of Business Conduct and Ethics affirms the Corporation’s commitment to uphold high moral and ethical principles and specifies the basic norms of behavior for those conducting business on its behalf.  While the Corporation’s business practices must be consistent with the business and social practices of the communities in which the Corporation operates, the Corporation believes that honesty is the essential standard of integrity in any locale.  Thus, though local customs may vary, the Corporation’s activities are to be based on honesty, integrity and respect.  The Corporation’s Code of Business Conduct and Ethics is posted on the Corporation’s website at www.tasmanmetals.com.  In addition to the Corporation’s Code of Business Conduct and Ethics, each director, officer and employee is expected to comply with relevant corporate and securities laws and, where applicable, the terms of their employment agreements.

Nomination of Directors

The Corporation has a nominating committee (the “Nominating Committee”) that consists of Messrs. David Henstridge, Gillyeard Leathley (“Chair”) and Robert Atkinson all of whom are “independent” (as defined in NI 58-101).  As a result, the Nominating Committee is composed entirely of “independent” directors.  The Nominating Committee implemented a written charter which was adopted by the Board on June 22, 2012, a copy of which is available on the Corporation’s website at www.tasmanmetals.com.  The Nominating Committee’s mandate is to, among others:

(a)
conduct an analysis of the collection of intangible and intangible skills and qualities necessary for an effective Board given the Corporation’s current operational and financial condition, the industry in which the Corporation operates and the strategic outlook of the Corporation;

(b)	periodically compare the tangible and intangible skills and qualities of the existing Board members with the analysis of required skills and identifying opportunities for improvement; and

(c)	identify and recommend to the Board qualified and suitable individuals for nomination to the Board.

Compensation

The Corporation has a compensation committee (the “Compensation Committee”) that consists of Messrs. Robert Atkinson (Chair), David Henstridge and Gillyeard Leathley all of whom are “independent” (as defined in NI 58-101).   As a result, the Compensation Committee is composed entirely of “independent” directors.  The Compensation Committee implemented a written charter which was adopted by the Board on September 23, 2011, a copy of which is available on the Corporation’s website at www.tasmanmetals.com.  The Compensation Committee’s mandate is to, among others:

(a)	recommend to the Board compensation of the Corporation’s executive officers;

(b)
recommend levels of executive compensation that are competitive and motivating in order to attract, hold and inspire the chief executive officer, senior officers and other key employees and for recommending compensation for directors; and

(c)	administer the Corporation's Option Plan.

The Compensation Committee reviews and makes recommendations to the Board regarding the granting of stock options to directors and executive officers of the Corporation as well as compensation for executive officers of the Corporation as well as compensation for executive officers and directors fees, if any, from time to time.  Executive officers and directors may be compensated in cash and/or equity for their expert advice and contribution towards the success of the Corporation.  In addition to stock option grants, each director of the Corporation is paid a fee per month in their capacity as a director.  The form and amount of cash of such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals:

(i)
compensation should be commensurate with the time spent by executive officers and directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Corporation; and

(ii)
the structure of the compensation should be simple, transparent and easy for shareholders to understand.  Shareholders will be given the opportunity to vote on all new or substantially revised equity compensation plans for directors as required by regulatory policies.

The Compensation Committee also performs any other duties or responsibilities delegated to the Compensation Committee by the Board from time to time relating to the Corporation’s compensation programs.

Assessments

The Corporation has a corporate governance committee (the “Corporate Governance Committee”) that consists of Messrs. Robert Atkinson (Chair), David Henstridge and Gillyeard Leathley all of whom are “independent” (as defined in NI 58-101).  As a result, the Corporate Governance Committee is comprised entirely of “independent” directors.  The Corporate Governance Committee implemented a written charter which was adopted by the Board on September 23, 2011, a copy of which is available on the Corporation’s website at www.tasmanmetals.com.

The Corporate Governance Committee is responsible for assessing the Board and its committees and specifically arranging for annual surveys of the directors to be conducted with respect to their views on the effectiveness of the Board, its committees and the directors.  In conjunction therewith, the Corporate Governance Committee will assess the effectiveness of the Board, as well as the effectiveness and contribution of each of the Board’s committees and will report to the Board thereon.

Additionally, the Corporate Governance Committee is responsible for monitoring and making recommendations with respect to the following matters:

(a)	shareholder and investor issues including the adoption of shareholders rights plans and related matters;

(b)	policies regarding management serving on outside boards;

(c)	retirement policy for directors based upon age, health or other considerations;

(d)	the Corporation’s charitable and political donation policies;

(e)	the Corporation’s Code of Business Conduct and Ethics and compliance therewith, including the granting of any waivers from the application of the Code;

(f)
the Corporation’s Stock Trading Policy and compliance therewith, including reviewing systems for ensuring that all directors and officers of the Corporation who are required to file insider reports pursuant to the Policy do so;

(g)	the Corporation’s Corporate Disclosure Policy and compliance therewith;

(h)
the retainer, subject to the Committee’s approval and at the expense of the Corporation, of outside advisors for individual members of the Board in appropriate circumstances and the procedures relating thereto;

(i)	policies regarding director responsibilities;

(j)	policies regarding director access to management; and

(k)	policies regarding management succession.

Other Board Committees

Except as described above, the Board has no other standing committees other than the Audit Committee.

NYSE-MKT Corporate Governance

Sections 803B, 804 and 805 of the NYSE-MKT Company Guide require that the Audit Committee, Nominating Committee and the Compensation Committee of a NYSE-MKT listed company must be comprised solely of independent directors; however, if each of the Audit Committee, the Nominating Committee and the Compensation Committee have at least three members, the NYSE-MKT will allow those committees to have one director who is not independent if the Board, under exceptional and limited circumstances, determines that membership on such committee by the individual is required by the best interests of the Corporation and its shareholders.

As of the date of this Information Circular, the Corporation’s Audit, Nominating, Corporate Governance and Compensation committees are comprised of three members: Gil Leathley, Robert G. Atkinson, and David Henstridge.  Messrs. Leathley and Atkinson, have previously been determined to be independent under the applicable NYSE-MKT requirements.  At the time Mr. Henstridge was appointed to the Audit, Nominating, Corporate Governance and Compensation committees, Mr. Henstridge was deemed not to be independent under applicable NYSE-MKT requirements, but Mr. Henstridge is independent under United States Securities and Exchange Commission Rule 10A-3 under the United States Securities Exchange Act of 1934.

Mr. Henstridge was deemed not to be independent under Section 803A(2)(e) of the NYSE-MKT Company Guide, which provides that a director is not considered independent if the director is employed as an executive officer of another entity where at any time during the most recent three fiscal years any of the issuer’s executive officers served on the compensation committee of such other entity.

At the time of his appointment to the committees, Mr. Henstridge was the President and CEO of Tumi Resources Limited (“Tumi”).  Nick DeMare, the CFO and a director of the Corporation, is also a director and the CFO of Tumi.  Tumi does not have a formal compensation committee; therefore, the full board (of which Mr. DeMare is a member) is deemed to be the compensation committee of Tumi.  Since Tumi does not have a formal compensation committee and Mr. DeMare is a member of the board of directors of Tumi, Mr. Henstridge was deemed not to be independent under Section 803A(2)(e).

The Corporation had not identified another independent director to serve on the Board at the time  of Mr. Henstridge’s appointment to the committees and, since Mr. Henstridge is considered independent under the Rule 10A-3, the Board determined that Mr. Henstridge’s membership on the Audit Committee, Compensation Committee and the Nominating Committee was required by the best interests of the

Corporation and its shareholders; provided, however, that Mr. Henstridge may only serve for up to two years under this exception and he may not act as the Chair of those committees.

Mr. Henstridge resigned as the President and CEO of Tumi effective January 30, 2013.  As of the date of this Information Circular, the Board has not determined the impact, if any, that Mr. Henstridge’s resignation as President and CEO of Tumi has on his independence status under the NYSE-MKT rules.

AUDIT COMMITTEE

For information concerning the Corporation’s Audit Committee see the section titled “Audit Committee” in the Corporation’s Annual Information Form for the year ended August 31, 2012 available at www.sedar.com and on the Corporation’s website at www.tasmanmetals.com.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Ratification of Approved Stock Option Plan

In 2009, the Corporation adopted a rolling stock Option Plan, which makes a total of 10% of the issued and outstanding shares of the Corporation available for issuance thereunder. The Option Plan was approved by the shareholders at a meeting held on September 8, 2009 and by the TSXV on November 2, 2009.  In accordance with the policies of the TSXV, a rolling plan requires the approval of the shareholders of the Corporation on an annual basis.  The Option Plan was last ratified and approved by the shareholders on March 7, 2012.  At the meeting, the Corporation will request that the shareholders ratify and approve the Option Plan.

The purpose of the Option Plan is to provide the Corporation with a share related mechanism to enable it to attract and retain qualified directors, officers, employees, management company employees and consultants, promote a proprietary interest in the Corporation and its affiliates among its employees, management company employees, officers, directors and consultants, and stimulate the active interest of such persons in the development and financial success of the Corporation and its affiliates.  The Option Plan provides that it is solely within the discretion of the Board to determine which directors, officers, employees, management consultant employees and consultants should receive options and in what amounts.

The following information is intended to be a brief description of the Option Plan and is qualified in its entirety by the full text of the Option Plan, which is available for review by any shareholder up until the day preceding the Meeting at the Corporation’s head office at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, and will be available at the Meeting:

(a)
The maximum number of common shares that may be issued upon exercise of stock options granted under the Option Plan will be that number of shares which is 10% of the issued and outstanding shares of the Corporation. Any outstanding options will form a part of the foregoing 10%.  The exercise price of the stock options, as determined by the Board in its sole discretion, shall not be less than the closing price of the Corporation’s shares traded through the facilities of the TSXV on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the TSXV, and in any event, the exercise price will not be less than $0.10.

(b)
The maximum aggregate number of shares that may be reserved under the Option Plan for issuance to any one individual in any 12 month period shall not exceed 5% of the issued and outstanding shares of the Corporation at the time of grant, unless the Corporation has obtained “disinterested shareholder” in accordance with the policies of the TSXV.

(c)
The maximum aggregate number of shares that may be reserved under the Option Plan or other share compensation arrangements of the Corporation for issuance to any one consultant during any 12 month period shall not exceed 2% of the issued and outstanding shares of the Corporation at the time of grant.

(d)
The maximum aggregate number of shares that may be reserved under the Option Plan or other share compensation arrangements of the Corporation for issuance to persons who are employed in investor relations activities during any 12 month period shall not exceed 2% of the issued and outstanding shares of the Corporation at the time of grant.

(e)
Options issued to consultants who perform investor relations activities will be subject to a vesting schedule whereby no more than 25% of the options granted may be vested in any three month period. Options issued to optionees other than consultants who perform investor relations activities may, at the discretion of the Board or Committee (as defined below), be subject to vesting conditions.

(f)
Upon expiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Option Plan. All options granted under the Option Plan may not have an expiry date exceeding ten years from the date on which the Board grant and announce the granting of the option.

(g)
If the option holder ceases to be a director, officer, employee, management company employee or consultant of the Corporation (other than by reason of death or termination for cause), as the case may be, then the option granted shall expire within 90 days following the date that the option holder ceases to be a director or ceases to be employed by the Corporation, or for those holders engaged in providing investor relations services, the options granted shall expire within 30 days following the date that the option holder ceases to provide such investor relations services, unless the Board or Committee, at its own discretion, extends the expiry of the Option.  In the event of the death of an optionee, an option which remains exercisable may be exercised in accordance with its terms by the person or persons to whom such optionee’s rights under the option shall have passed under the optionee’s will or pursuant to law, for a period not exceeding one year from the optionee’s death. In the event that the optionee shall cease to be an officer, employee, management company employee or consultant of the Corporation for termination for cause, the option shall terminate and shall cease to be exercisable immediately upon such termination for cause.

The Option Plan may be administered by the Board or by a committee of two or more directors who may be designated from time to time to serve as the committee for the Option Plan (the “Committee”).

The Policies of the TSXV require that the Option Plan be approved by the affirmative vote of a majority of the votes cast at the Meeting.  Accordingly, the Corporation requests that the shareholders pass the following resolution:

"RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

(a)
the Option Plan, in the form approved by the shareholders of the Corporation at the previous shareholders’ meeting held on March 7, 2012, with or without amendments that may be required to conform to the policies of the TSXV or comply with rules and regulations of any other regulatory body having authority over the Corporation or the Option Plan, is hereby ratified, confirmed and approved;

(b)
the Corporation is authorized to grant stock options pursuant and subject to the terms and conditions of the Option Plan entitling all of the optionholders in aggregate to purchase up to such number of common shares of the Corporation as is equal to 10% of the number of common shares of the Corporation issued and outstanding on the applicable grant date; and

(c)
any one of the directors or officers of the Corporation be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Corporation or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commission forms, as may be required to give effect to the true intent of this resolution."

OTHER MATTERS

Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com.  Shareholders may contact the Corporation at #1305 - 1090 West Georgia Street, Vancouver, BC, V6E 3V7 or by telephone at 604-685-9316 to request copies of the Corporation's financial statements and MD&A for its most recently completed financial year.  Financial information is provided in the Corporation's comparative financial statements and MD&A for its most recently completed financial year.

TASMAN METALS LTD.

Computershare

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on March 14, 2013

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 11:00 AM (Pacific Time) on March 12, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

171A13062.E.sedar/000001/000001A

Appointment of Proxyholder

I/We, being holder(s) of Tasman Metals Ltd. (the "Corporation") hereby appoint(s): Nick DeMare, or failing him, Mariana Bermudez,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of the Corporation to be held at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, on March 14, 2013 at 11:00 AM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Number of Directors To set the number of directors at six.	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Mark Saxon	☐	☐	02. Nick DeMare	☐	☐	03. David Henstridge	☐	☐
04. Michael Hudson	☐	☐	05. Robert G. Atkinson	☐	☐	06. Gillyeard (Gil) Leathley	☐	☐

	For	Withhold
3. Appointment of Auditors Appointment of D+H Group LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and authorizing the directors to fix their remuneration.	☐	☐

	For	Against
5. Other Business To transact such other business as may properly come before the meeting.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

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